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                              January 28, 2021

       Todd B. Parriott
       Chief Executive Officer
       Connect Invest II LLC
       2140 E. Pebble Road, Suite 150
       Las Vegas, Nevada 89123

                                                        Re: Connect Invest II
LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted January
4, 2021
                                                            CIK No. 0001831623

       Dear Mr. Parriott:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       Cover Page

   1. Please specify the amount of each series of notes you intend to offer pursuant to the offering statement.
Refer to Item 1(d) of Part II of Form 1-A.
       Description of Our Business, page 19

   2. Please revise the description of your business to reflect that you have not yet commenced operations. It appears
from your description that you already make loans and generate income, yet you do not
appear to have done so at this stage.
 Todd B. Parriott
FirstName  LastNameTodd B. Parriott
Connect Invest II LLC
Comapany
January 28,NameConnect
            2021       Invest II LLC
January
Page 2 28, 2021 Page 2
FirstName LastName



3. Please clarify how Connect Invest and Ignite are affiliated. Also, file the Servicing
         Agreement as exhibit.
Investor Agreement, page 31

4. We note your disclosure of the mandatory arbitration provision and the jury trial waiver provision of the Investor Agreement on page 32. Please expand your disclosure, including a risk factor, in the offering statement to:

                Describe any questions as to enforceability of each such provisions under federal and state law;
                Clarify whether each of these provisions apply to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering; and
                To the extent any of these provisions applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

         Also, file the investor agreement as an exhibit.
Liquidity and Capital Resources, page 34

5. We note that you will not use the proceeds of this offering to pay the offering costs.
         Given your available cash, please clarify the source of funds to pay these costs.
The Manager and the Management Agreement, page 38

6. Please identify the manager and disclose the aggregate maximum dollar amount of the management fee during the first fiscal year of operations.
7.       Please file the management agreement as an exhibit.
Part F/S, page 46

8. Please have your auditor revise its auditor report to include a title that includes the word
         "independent" to clearly indicate that it is the report of an independent auditor. Reference is made to paragraph 23 of the AICPA Auditing Standards Codification
Section 700A.
Signatures, page 52

9. The signatures should identify each capacity in which the offering statement is being signed including the principal financial officer and principal accounting officer and a majority of your board of directors. Please revise.
 Todd B. Parriott
Connect Invest II LLC
January 28, 2021
Page 3

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                        Sincerely,
FirstName LastNameTodd B. Parriott
                                                        Division of Corporation
Finance
Comapany NameConnect Invest II LLC
                                                        Office of Real Estate &
Construction
January 28, 2021 Page 3
cc:       Kenneth Betts, Esq.
FirstName LastName